UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-8F

I. General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[_] Merger

[_] Liquidation

[X] Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of the form and complete verification at the end of the form.)

   [_] Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund: Public Facility Loan Trust

3. Securities and Exchange Commission File No.: 811-5608

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[_] Initial Application   [X] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

      c/o U.S. Bank Corporate Trust Department
      One Federal Street
      Boston, MA 02110

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

      Day Pitney LLP
      One International Place
      Boston, MA 02110
      Attn: Dennis W. Townley, Esq.
      (617) 345-4600

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 3la-1 and 3la-2 under the Act [17 CFR 270.3la-1, .31a-2]:

U.S. Bank Corporate Trust Department
One Federal Street
Boston, MA 02110
Attn: David W. Doucette
(617) 603-6534

8. Classification of fund (check only one):

[X] Management company;

[ ] Unit investment trust; or

[ ] Face-amount certificate company.

9. Subclassification if the fund is a management company (check only one):

[ ] Open-end [X] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

Public Facility Loan Trust (the "Trust") does not have an investment adviser. The Trust was established with an initial portfolio of loans purchased from the United States Department of Housing and Development ("HUD"). The loans held by the Trust collateralized bonds issued by the Trust. The proceeds from the sale of the bonds were paid to HUD as the purchase price for the loans. The bonds were the only securities of the Trust held by outside investors. HUD owns the residual equity interest in the Trust. The bonds have now been repaid in full. The Trust was established as a business trust under the laws of the Commonwealth of Massachusetts with an owner trustee, a bond trustee and a servicer. US Bank is the Trust's current owner trustee. Since the date of repayment of the bonds there has no longer been a bond trustee or servicer.

12. Provide the name and address of each principal underwriter of the fund, even if the fund's contracts with those underwriters have been terminated:

There were no underwriters of the Trust during the last five years. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

13. If the fund is a unit investment trust ("UIT") provide:

   (a) Depositor's name(s) and address(es): The fund is not a UIT.

   (b) Trustee's name(s) and address(es): The fund is not a UIT.

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

   [ ] Yes [X] No

   If Yes, for each UIT state:

   Name(s):

   File No.: 811-____

   Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

   [ ] Yes [X] No

   If Yes, state the date on which the board vote took place:

   If No, explain:

      The Trust was established in July, 1988 under the laws of the Commonwealth of Massachusetts by a declaration of trust (the "Declaration"). The Trust does not have a board of directors. US Bank is the owner trustee of the Trust and has authority under the Declaration to liquidate the Trust.

   (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[_] Yes [X] No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

US Bank, as owner trustee of the Trust, has authority under the Declaration of Trust to engage in a liquidation without obtaining the prior consent of the Trust's security holders. Nevertheless the Trust's sole security holder, the United States Department of Housing and Urban Development ("HUD"), has consented to the payment of all of the Trust's liquid assets to HUD, which payment has substantially occurred on February 22, 2010. The Trust has retained approximately $100,000 to cover expenses and the remaining unpaid loan collateral for collection and payment to HUD as the loans are paid.

II. Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[_] Yes [_] No

(a) If Yes, list the date(s) on which the fund made those distributions:

(b) Were the distributions made on the basis of net assets?

[_] Yes [_] No

(c) Were the distributions made pro rata based on share ownership?

[_] Yes [_] No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e) Liquidations only:

Were any distributions to shareholders made in kind?

[_] Yes [_] No

If Yes, indicate the percentage of fund shares owned by affiliates, or

51603009.1 330353-000120

any other affiliation of shareholders:

17. Closed-end funds only:

    Has the fund issued senior securities?

    [_] Yes [_] No

    If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund's shareholders?

    [_] Yes [_] No

    If No,

    (a) How many shareholders does the fund have as of the date this form is filed?

    (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

    [_] Yes [_] No

    If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

    [_] Yes [_] No

    If Yes,

    (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed.

    (b) Why has the fund retained the remaining assets?

    (c) Will the remaining assets be invested in securities?

[_] Yes [_] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[_] Yes [_] No

If Yes,

(a) Describe the type and amount of each debt or other liability:

(b) How does the fund intend to pay these outstanding debts or other liabilities?

IV. Information About Event(s) Leading to Request For Deregistration

22. (a) List the expenses incurred in connection with the Merger or Liquidation:

(b) How were those expenses allocated?

(c) Who paid those expenses?

(d) How did the fund pay for unamortized expenses (if any)?

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[_] Yes [_] No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?

[_] Yes [X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[_] Yes [X] No

If Yes, describe the nature and extent of those activities:

VI. Mergers Only

26. (a) State the name of the fund surviving the Merger:

(b) State the Investment Company Act file number of the fund surviving the Merger: 811-_____

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of Public Facility Loan Trust, (ii) he is Vice-President of US Bank and US Bank is US Bank the Owner Trustee of Public Facility Loan Trust under a Declaration of Trust dated as of July 8, 1988, and restated as of August 25, 1988, (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.

The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

PUBLIC FACILITY LOAN TRUST

By: US Bank, not in its individual capacity, but solely as Owner Trustee under a Declaration of Trust dated as of July 8, 1988, amended and restated as of August 25, 1988

By:_____
    David W. Doucette
    Vice President

Date: February __6__ , 2012